

VIVA

Growing returns for landlords, wealth for renters

viva.fund   Austin, TX   Technology   SaaS   Real Estate

Highlights

1 — Renters access benefits like cash back from rent to save, invest, and pursue their financial goals.

2 — Landlords, who own apartment portfolios worth billions, use Viva rewards to boost profits by 9%.

3 — Founded by the former CEO of TeacherTalent, a Techstars co. (Acquired 2018).

Our Founder

 **Michael Barnes**

How landlords and renters build wealth side by side.



Problem: 40X Wealth Equity Gap for Renters



Homeowners
$255,000



*Renters
$6,300 median net wealth



* Facts: **Renters are a majority of America's Black** (58%), **Hispanic/Latinx** (53%), **Lowest-income** (61%), **LGBTQ+** (51%), & **single Mom households** (69%).
This compares to a White (non-Hispanic) rental rate of 25%. (source link)
(Source: https://fredaccount.stlouisfed.org/public/dashboard/84122)

Solution: Our 'Rent to Invest' App
Viva helps renters like Deyanira earn cash back to build wealth

- earn up to $1k/yr. by being a great renter
- rewards become emergency savings
- even invest in risk-adjusted assets





Secret Sauce:



Landlords use Viva to improve renter behavior, create loyalty.

- reduce vacancy & 'wear and tear'
- increase profits by up to **9%**
- **$288k** more profit per property

Real Estate can be **9% more efficient**,
if renters are invested.

That's worth **$70B in annual savings**,
and **$588B in appreciation**
of the real estate assets.





Innovation Arbitrage?

Old News:

**Safe drivers save
up to 40% on**

Great News: 🎉

Better renters earn up to $1k

car insurance

Why: Better drivers create better economics for insurance companies.





cash back per year with Viva!

Why: Better renters create better economics for landlords.





Jennifer Searles, CEO
Veritas Impact Partners

"**We need Viva** to grow to support 25,000 families in our housing portfolio this year, and we appreciate how Viva is 'hyper-responsive' to our needs, and puts residents' voices first."





Our customers project growth to **50,000+ families in network by Q2, 2024.**






Viva is live and supports customers with **$3B+ in assets**, available to **10,000+ families in network**.



Viva earns **$100+ per family** per year through:

- SaaS fees paid for by landlords
- Interest on deposits ("Float")
- Fees from investments

This will yield **Viva** **$3M+ ARR in 2024**

Note: future projections are not guaranteed.

VIVA CEO: MICHAEL ON "WHY VIVA?"



- Michael committed to a life of Service at age 17
- Joined **Teach For America** in Texas' Rio Grande Valley (2006)
- Earned **Master's in Computer Science** & applied skills as a software engineer to help non-profits, cities, & Texas solve problems (2008+)
- 1st Techstars Company: **TeacherTalent helped 200+ U.S. Schools recruit & hire teachers, earning $200k+/mo. when acquired** (2018); via M&A scaled to support 2,000+ schools
- **Started Viva** to eliminate America's renter wealth equity gap



- **Lived & loved the problem** by owning & operating apartments (2021) before building a B2B SaaS solution
- Recruited a **world-class team**, incl. from well-funded competitors (2022) to build product side by side with B2B housing partners
- Michael is now a 2X **Techstars** founder, and Viva is celebrated by the **Clinton Global Initiative** & **MassChallenge** (Top 5 Social Impact)

Michael Barnes
CEO, co-founder
2X founder, Exit



techstars
techstars_

Dan Wu
CPO,
co-founder



Cooley

Jon Woo
CTO, co-founder
2X founder, Exit



CDK

Karina Gutierrez
Dir. of Product,
co-founder



BrainStation

Selene Benavides
CFO



ALPFA
DELL

RAISED $2M+ FROM:











chingona ventures

GRAHAM & WALKER

VITALIZE

Altari VENTURES

& BACKED BY –

CLINTON GLOBAL INITIATIVE

ATA
ATLANTA TECHNOLOGY ANGELS







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